March 17, 2021

VIA EDGAR

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Northern Genesis Acquisition Corp. III

Amendment No. 1 to Registration Statement on Form S-1

Filed March 11, 2021

File No. 333-253234

Ladies and Gentlemen:

On behalf of Northern Genesis Acquisition Corp. III (the “Company”), we hereby respond as follows to the comment letter from the staff of the Securities and Exchange Commission (the “Staff”) dated March 17, 2021, relating to the above-referenced Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”).

Capitalized terms used but not defined herein have the meanings ascribed to them in the Registration Statement.

Amendment No. 1 Registration Statement on Form S-1 filed March 11, 2021

Summary, page 1

1.	We note your revisions to potential payments to insiders, such as in the use of proceeds section on page 56 and executive officer and director compensation section on page 98 that you expect to make payments, up to $2,000,000 in the aggregate, in respect of the services of personnel affiliated with your sponsor, including persons who may be or directors or officers of the company, for activities on your behalf, including services related to identifying, investigating and completing an initial business combination. Please revise your summary to include a section detailing this and other such payments to insiders.

RESPONSE:

We acknowledge the comment from the Staff and have addressed this comment in the Summary under the heading “—Our Company” in Amendment No. 2 to the Registration Statement filed today.

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Husch Blackwell LLP

March 17, 2021

Please let us know of any additional comments or questions you may have. You may contact the undersigned at (816) 983-8000.

Sincerely,

HUSCH BLACKWELL LLP

/s/ James G. Goettsch
James G. Goettsch, Esq.

Husch Blackwell LLP